Novo Integrated Sciences, Inc.

11120 NE 2nd Street, Suite 100

Bellevue, Washington 98004

(206) 617-9797

February 25, 2021

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Mitchell Austin and Kathleen Krebs

Re:	Novo Integrated Sciences, Inc.
Rule 259 Application for Withdrawal of Offering Statement
File No. 024-11186

Dear Mr. Austin and Ms. Krebs:

Pursuant to Rule 259 promulgated under the Securities Act of 1933, as amended, Novo Integrated Sciences, Inc. (the “Company”) hereby respectfully requests and applies for immediate withdrawal by the U.S. Securities and Exchange Commission (“SEC”) of its Offering Statement on Form 1-A (File No. 024-11186) (the “Offering Statement”). The Offering Statement was originally filed with the Commission on April 2, 2020 with a pre-qualification amendment thereafter and was qualified June 29, 2020.

The Company requests an order granting withdrawal of the Offering Statement to be issued by the SEC as it has determined to terminate the offering. The Company confirms that no securities have been sold pursuant to the Offering Statement, as amended from time to time.

Please forward a copy of the order consenting to the withdrawal of the Offering Statement to Robert Mattacchione via email at robert.mattacchione@novointegrated.com and Craig D. Linder, who is an attorney with the Company’s outside legal counsel, Anthony L.G., PLLC, via email at clinder@anthonypllc.com .

If you have any questions regarding this application for withdrawal, please do not hesitate to call Craig D. Linder at Anthony L.G., PLLC, the Company’s legal counsel, at (561) 514-0936.

Novo Integrated Sciences, Inc.

By:	/s/ Robert Mattacchione
Robert Mattacchione
Chief Executive Officer